November 10, 2005
Dear Shareholder:
      On October 27, 2005, Goody’s Family Clothing, Inc. (“Goody’s” or the “Company”) entered into a Merger Agreement with GF Goods Inc. and GF Acquisition Corp. (collectively, the “Purchaser”), which are affiliates of GMM Capital LLC and Prentice Capital Management, LP to purchase all of the issued and outstanding common stock of Goody’s for $9.60 net per share in cash. GF Acquisition Corp. has commenced a Tender Offer for all of Goody’s outstanding shares today. Following the Tender Offer, subject to the satisfaction of the conditions in the Merger Agreement, GF Acquisition Corp. will merge into Goody’s, and all shares not purchased in the Tender Offer (other than shares owned by Purchasers or their respective affiliates) will be converted into the right to receive $9.60 per share in cash.
      Also, on October 27, 2005, GF Goods Inc. and GF Acquisition Corp. entered into a Support Agreement with holders of approximately 42.8% of the outstanding shares (or approximately 39.7% of the shares on a fully diluted basis and, in each case, assuming the exercise of all options that will not be cancelled in the merger) under which the shareholders agreed, among other things, to tender their shares to GF Acquisition Corp. in the Tender Offer. Together with shares owned by affiliates of Purchaser, these shares represent approximately 49.0% of the outstanding shares of Goody’s.
      The Board of Directors of Goody’s, based on the recommendation of a Special Committee consisting of its independent directors, unanimously (i) declared the advisability of the Merger Agreement and the transactions contemplated thereby and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger, are fair to and in the best interests of the shareholders of the Company, (iii) determined that the consideration to be paid in the Tender Offer and the Merger is fair to and in the best interests of the shareholders of the Company and (iv) subject to the Company’s rights under the Merger Agreement, resolved to recommend that the shareholders of the Company accept the Tender Offer and tender their Shares and approve and adopt the Merger Agreement and the Merger and the other transactions contemplated thereby.
      In arriving at its recommendation, the Board of Directors of Goody’s gave careful consideration to a number of factors, including the material factors set forth in Goody’s Solicitation/ Recommendation Statement on Schedule 14D-9, which is enclosed with this letter.
      Also enclosed is a copy of GF Acquisition Corp.’s offer to purchase and related materials, including a letter of transmittal for use in tendering shares. Those documents set forth the terms and conditions of the Tender Offer.
      We urge you to read the entire Solicitation/ Recommendation Statement on Schedule 14D-9 and the other enclosed materials and consider them carefully before deciding whether to tender your shares.

Sincerely,

Robert M. Goodfriend
Chairman and Chief Executive Officer